SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 3, 2007

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                Form 40-F ☐

Enclosures:

1.               Nokia stock exchange release dated May 3, 2007: Resolutions of Nokia Annual General Meeting 2007: Dividend of EUR 0.43 per share; Stock option plan approved; Board and Committee members elected; Nokia to buy back own shares; Shares issued as settlement under equity plans

PRESS RELEASE

May 3, 2005

Resolutions of Nokia Annual General Meeting 2007: Dividend of EUR 0.43 per share; Stock option plan approved; Board and Committee members elected; Nokia to buy back own shares; Shares issued as settlement under equity plans

Helsinki, Finland –The Annual General Meeting of Nokia Corporation held on May 3, 2007 (AGM) resolved to distribute a dividend of EUR 0.43 per share for 2006. The dividend ex-date is May 4, 2007 and the record date May 8, 2007. The dividend will be paid on May 24, 2007.

The AGM resolved to amend the Articles of Association of the Company as proposed by the Board, including removal of the nominal value of shares, and increase of the maximum number of Board members allowed by the Articles of Association to twelve.

The AGM resolved to grant selected personnel of Nokia Group a maximum of 20 million stock options in 2007-2010. The stock options entitle to subscribe for a total maximum of 20 million Nokia shares. The subcategories of stock options to be granted under the plan will have a term of approximately 5 years from grant, the last of the subcategories expiring as of December 31, 2015. The exercise prices (i.e. subscription prices) shall be determined on a quarterly basis at grant and be based on the market price of the Nokia share quoted in public trading at the time of the pricing, as determined in the terms and conditions for the stock options.

The AGM resolved to authorize the Board of Directors to issue a maximum of 800 million shares through issuance of shares or special rights entitling to shares. Under the authorization, the Board may issue new shares or shares held by the Company. The authorization includes the right for the Board to issue shares or special rights in deviation from the shareholders’ pre-emptive rights. The authorization is effective until June 30, 2010. The AGM further authorized the Board to repurchase a maximum of 380 million Nokia shares. The authorization is effective until June 30, 2008.

The AGM resolved to reduce the share issue premium of the Company by EUR 2 358 142 157.13 by transferring the respective funds to the fund for invested non-restricted equity. In line therewith, the AGM resolved that the total amount of the subscription prices paid for new shares issued based on stock options under the Nokia Stock Option Plans 2001, 2003 and 2005 after the date of the AGM be recorded in the fund for invested non-restricted equity.

PricewaterhouseCoopers Oy was re-elected as the external auditor for Nokia for the fiscal period 2007.

Board and Committee members elected

The AGM resolved to elect eleven members to the Board. The following members of the Nokia Board were re-elected for a term until the close of the next Annual General Meeting: Georg Ehrnrooth, Daniel R. Hesse, Dr. Bengt Holmström, Per Karlsson, Jorma Ollila, Dame Marjorie Scardino, Keijo Suila and Vesa Vainio. Lalita D. Gupte, Dr. Henning Kagermann, and Olli-Pekka Kallasvuo were elected as new members to the Nokia Board of Directors for the same term.

In its assembly meeting the Board of Directors elected Jorma Ollila as Chair of the Board, and Dame Marjorie Scardino as Vice Chair of the Board.

The Board of Directors also elected the members of the Board Committees. For the Personnel Committee, Per Karlsson was elected as Chairman and Daniel R. Hesse, Dr. Henning Kagermann and Dame Marjorie Scardino as members. For the Audit Committee Georg Ehrnrooth was elected as Chairman and Lalita D. Gupte, Keijo Suila and Vesa Vainio as members. For the Corporate Governance and Nomination Committee Dame Marjorie Scardino was elected as Chairman and Georg Ehrnrooth and Per Karlsson as members.

The AGM resolved the following annual fees to the members of the Board of Directors: EUR 375 000 for the Chairman, EUR 150 000 for the Vice Chairman and EUR 130 000 for each member. In addition, the AGM resolved that the chairmen of the Audit Committee and the Personnel Committee will each be paid an additional annual fee of EUR 25 000 and members of the Audit Committee an additional annual fee of EUR 10 000 each. The AGM also resolved, in line with the past practice, that approximately 40% of the remuneration will be paid in Nokia shares purchased from the market.

Nokia to buy back own shares

In line with the previously announced share repurchase plan, the Nokia Board of Directors resolved to repurchase a maximum of 380 million Nokia shares under the authorization given by the AGM, however, by using a maximum of EUR 4 billion for the repurchases, until March 31, 2008.

The shares will be repurchased in public trading for purposes identified in the authorization by the AGM at a price based on the market price of the Nokia share. Repurchases may also be carried out by entering into derivative, share lending or other arrangements, in which case the repurchase price paid by the Company may differ from the market price of the day of execution of the arrangement.

The repurchases are planned to commence earliest on May 4, 2007.

Board’s resolution to issue shares held by the Company as settlement under equity plans

Based on the authorization to issue shares granted by the AGM, the Board of Directors resolved to issue 960 000 Nokia shares held by the Company and to transfer the shares as settlement under the Nokia Restricted Share Plan 2004 to the Plan participants.

The Board also resolved to issue a maximum number of 2 500 000 Nokia shares held by the Company to make an interim settlement under Nokia Performance Share Plan 2005 to the Plan participants. The interim payment will be made as the Company reached the predetermined financial criteria for the interim measurement period 2005- 2006. The performance period of the Performance Share Plan 2005 will continue until the end of 2008. The shares are planned to be transferred on or after May 21, 2007.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of the company’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2007	Nokia Corporation

By:	/s/ Kaarina Ståhlberg
	Name:	Kaarina Ståhlberg
	Title:	Assistant General Counsel